Exhibit 99.5
Earnings Conference Call

Infosys Limited
Q4 FY26 Earnings Conference Call

April 23, 2026

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Sandeep Mahindroo

Financial Controller and Head Investor Relations

journalists

Yogesh Aggarwal

HSBC Securities

Ankur Rudra

JP Morgan

Bryan Bergin

TD Cowen

Gaurav Rateria

Morgan Stanley

Sumeet Jain

CLSA India

Jonathan Lee

Guggenheim Partners

Vibhor Singhal

Nuvama

Abhishek Pathak

Motilal Oswal

Keith Bachman

BMO Capital

Apurva Prasad

Franklin Templeton

Moderator

Ladies and gentlemen, greetings, and welcome to Infosys Limited Q4 FY26 Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing star, then zero on your touch-tone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Thanks, everyone. Welcome to this earnings call to discuss Infosys Q4 FY26 financial results. Joining us on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Jayesh Sanghrajka, along with other members of the leadership team. We will start the call with some remarks on the performance of the company, subsequent to which we will open up the call for questions.

Please note that anything we say that refers to our future outlook is a forward-looking statement that must be read in conjunction with the risks that the company faces. A complete statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good afternoon, good evening, good morning to everyone. Thank you for joining in.

We delivered a strong performance in the financial year 2026. We had a growth of 3.1% for the full year in constant currency terms. Our Q4 revenue growth was 4.1% year-on-year in constant currency terms. We had strong growth in Financial Services, in the Communications industry, Manufacturing industry, and for the Europe geography for the full year.

Large deals were strong. For the full year, we had $14.9 bn of large deals. This is a growth of 28%  over the prior year. And for Q4, we were at $3.2 bn, a strong showing for the quarter.

We shared our AI strategy during our AI Investor Day a few weeks ago. We see a large addressable market for AI services across six areas; AI strategy and engineering, data, process, legacy modernization, physical AI and trust. With our Topaz Fabric platform for AI, our Cobalt platform for cloud, we have differentiated capabilities to serve our clients across the six areas of AI.

Some examples of the work we are doing,

For a consumer products Retail company, Ralph Lauren, we helped build a conversational and personalized AI tool that led to converting customer interest into a shopping experience. This resulted in an increase in their revenue by 12% and customer engagement by 50%.

For a large transport company, Hertz, we helped with a legacy migration to bring 3 mn lines of COBOL code to a modern microservices environment using AI foundation models. The cost was 60% lower, the timeline was 60% quicker than how they would have done it without AI.

For a large energy company, BP, we deployed 50 AI agent initiatives across trading, supply chain, sustainability and core operations to transform the software development, knowledge automation, legacy modernization, and digital decision support. This resulted in 95% payment accuracy, 50% faster contract validation and 18% improvement in IT operations efficiency.

We have strategic collaborations with emerging foundation model companies such as Anthropic and OpenAI, which help us support our clients' transformation for software development, legacy modernization and agent building. We also have established strategic AI collaborations with Google Gemini, NVIDIA, Microsoft, AWS, Google Cloud and Intel, among others. We have deployed over 30,000 developers on GitHub Copilot.

As we look ahead to financial year 2027, we see large opportunities in AI services, continued competitive intensity, and AI productivity impact. With our clear AI strategic roadmap and real-world toolkit of Topaz Fabric, we are well positioned to support our clients' transformation technology and operations objectives.

Our revenue growth guidance of financial year '27 is 1.5% to 3.5% year-on-year in constant currency terms. We expect acceleration in growth in Financial Services and the Energy Utilities Resources Services vertical from financial year '26 to '27. We expect H1 to be stronger than H2 consistent with our normal seasonality. Our operating margin guidance for financial year '27 is 20% to 22%.

With that, let me hand it over to Jayesh for his update.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening, everyone, and thank you for joining the call today.

Financial year '26 performance demonstrates our ability to maintain financial discipline and operational excellence in a challenging and evolving business environment. Client spending is guarded, with greater focus on cost optimization engagements as against growth-led transformation programs. We are seeing increasing momentum in AI-driven initiatives, particularly around productivity, automation and platform-led modernization initiatives.

Let me start with the key highlights for the year and the quarter.

1.	FY26 revenues crossed $20 bn and grew 3.1% in constant currency terms, within the upgraded guidance band given in January. This was after lower third-party costs which was down by 1% as percentage of revenue and 0.7% reduction in onsite mix. Acquisitions contributed about 70 bps on full year growth.
2.	For FY26, Communications, Manufacturing vertical and Europe geography grew more than double the company average, led by ramp-up of the large deal wins. Additionally, FS and EURS grew above the company average in constant currency terms.
3.	Volumes for the year were flattish, growth was led by increase in realization thanks to Project Maximus.
4.	Adjusted operating margin was stable at 21%. Gains from currency and Maximus were reinvested in talent, AI and sales and marketing.
5.	Q4 revenues grew by 4.1% year-on-year. Sequentially, revenues declined 1.3% in constant currency due to seasonality and slower decision making in the month of March.
6.	Growth in Q4 was broad-based across major geographies. Communications, EURS and LS vertical grew well above the company average on a year-on-year basis in constant currency terms.
7.	Q4 operating margins stood at 20.9%, down 0.3% sequentially, adjusted for the Labor Code impact in Q3.
8.	Onsite mix further reduced to 22.8% from 23.1% in Q3.
9.	Utilization, excluding trainees, was 83% in Q4 and 84.4% in FY26. Utilization, including trainees, was at 81.1% for FY26 reflecting the investment made towards creating future capacity.
10.	Strong focus on collections aided by technology interventions helped us reduce DSO, including unbilled net of unearned to 78, which is the lowest in seven years.
11.	Reported EPS in INR terms grew 23.8% Y-o-Y in Q4 and 11% in FY26. EPS adjusted for income tax orders and the Labor Code grew double digit for the year at 13.9% in Q4 and 12.1% for the full year in INR terms.
12.	Free cash flow adjusted for the Labor Code and income tax refunds stood at $3.5 bn for FY and $882 mn for Q4. Adjusted free cash as a percentage of net profit continue to be well above 100% at 106% for FY26 and 111% for Q4.
13.	We had a strong large deal wins in financial year with a TCV of $15 bn with 55% net new. Large deal pipeline continues to remain strong. Our $50 mn plus clients increased by 3 and $100 mn plus clients also increased by 3, $400 mn by 2 in FY 26.
14.	Headcount at the end of the year was over 328,000. Voluntary attrition reduced by 1.5% to 12.6% for the year, reflecting continued softness and our interventions toward talent retention.
15.	We onboarded more than 20,000 freshers in FY26 and expect to hire a similar number in FY27. We will continue to calibrate the overall requirement depending on growth expectations and attrition trends.

Operating margins for Q4 declined by 0.3% to 20.9%, sequentially. Major components of the changes are as below

Headwinds of

-	50 basis points impact from past acquisition on account of additional amortization of intangibles,
-	30 basis points from normalization of last quarter's one-off gain,
-	20 basis points from compensation-related costs offset by lower variable pay

This is partially offset by tailwinds of

-	40 basis points from currency and
-	30 basis points from Maximus comprising of value-based selling, lean and automation and critical portfolio

Q4 yield on cash and investments balance was at 6.2% and 6.7% for the year. ROE stood at 31.6%. Consolidated cash and investments were at $4.5 bn after returning over $4 bn to shareholders in FY26 reflecting our strong cash generation.

We signed 19 large deals during the quarter with TCV of $3.2 bn. This includes, 5 each in Financial Services and Manufacturing, 4 in Retail, 2 each in Life Science and Communication and 1 in EURS.

Region-wise, we signed 11 deals in Europe, 5 in America and 3 in the Rest of the World.

In FY26, we signed 96 large deals with TCV of $15 bn, 55% net new. This includes 3 mega deals for the year.

Tax rate for the quarter is lower due to reversal of prior year tax provisions, as a result of favorable tax orders. We expect effective tax rates for the FY27 to be in the range of 29% to 30%.

In line with our capital allocation policy, board has proposed a final dividend of INR25 per share which will result in a total dividend of INR48 per share, an increase of 11.6% over last year, once the final dividend is approved by the shareholders.

Coming to verticals,

Financial Services for FY26 grew above company average at 4.4%, led by ramp-ups of large deal wins and continued momentum in AI-led transformation, legacy modernization and vendor consolidation. Overall market sentiment remains positive, resulting in continued consumer spending across US banking, capital markets and Europe. CY26 budgets are expected to grow in US. We signed a large GCC deal for a regional bank in the US, an industry first and a large AI-first GCC deal. We are strategic AI partner for 18 out of the top 20 clients in this vertical. Significant large deal closures and new account openings in FY26 along with a strong large deal pipeline will drive growth acceleration in FY27.

Clients in Manufacturing remain cautious amid softer demand particularly in automotive and parts of Europe. There is continued uncertainty on account of tariffs and ongoing Middle East conflict which is resulting into delayed decision making in pockets. Discretionary spending remains constrained, while clients prioritizing cost optimization and operational resilience. Large deal pipeline comprises of infra outsourcing, AMS, S/4HANA rollouts etc. Near term and FY27 growth will be impacted due to low revenue from one large client.

Across EURS segment, demand environment remains constructive supported by a strong large deal pipeline. Clients continue to prioritize cost reduction and operational efficiency which is a driving vendor consolidation. In Energy, we see increased outsourcing leading to healthy deal momentum. Utilities demand is structurally higher, driven by grid constraints, renewables integration and acceleration electricity needs for a data center. 80% of the large deal TCV of FY26 was net new which will help growth acceleration in FY27.

In Retail segment, clients are operating in continued uncertainty from supply chain disruptions, geopolitical conflict and shifting trade policy. Consumer demand remains muted across the sector and budgets are tightly controlled with discretionary spends under pressure. Clients expect savings from AI-led productivity to do more with the similar budgets. We will see higher demand for AI-assisted legacy modernization. Topaz Fabric and AI Next platforms are helping clients in ideation from concept to deployable stage with the right guardrails for privacy, ethics and control.

In Communications sector, growth for FY26 was led by large deal ramp-ups. Overall environment remains cautious, amid macro uncertainty and margin pressures for clients. Budgets are flat to negative which is impacting discretionary spend. Non-discretionary spends are selective and increasingly AI-led. There is a shift from Generative to Agentic AI with clients consolidating IT and BPM to cut costs. We see a strong uptick in AI deals in areas like IT operations, software replacement and mainframe migration.

As we enter FY27, we continue to see a measured and selective approach to enterprise budgets, amid macro and geopolitical uncertainties, higher interest rates, rapid technology shifts and high competitive intensity.

We expect FY27 growth to be 1.5% to 3.5% in constant currency terms. The FY27 guidance includes

-	Contribution from Stratus which we closed earlier this week, but excludes Versent JV and Optimum Healthcare acquisitions that are yet to be closed.
-	Reduction of 0.75% to 1% due to lower revenue from one of our large European manufacturing client. This was due to reduced client spend on account of challenging macro environment, along with our conscious decision to not pursue certain deals that were not aligned to our return expectations.
-	Further reduction in onsite mix by 0.75% to 1%, we expect third-party cost for FY27 to remain at similar levels as FY26.

Our operating margins guidance for the year is 20% to 22%. This assumes headwinds from wage hikes, productivity pass-throughs and AI investment offset by initiatives under project Maximus.

The impact of Optimum Healthcare, Stratus and Versent on operating margin will be approximately 0.7% on a full year annualized basis post closure.

With that we can open up for the questions.

Moderator

Thank you very much. We will now begin with the question and answer session.

First question is from the line of Yogesh Aggarwal from HSBC Securities. Please go ahead.

Yogesh Aggarwal

Yeah hi, just couple of questions. Firstly, Salil, can you talk about the push-pulls for the guidance like at the lower end and at the upper end what are you assuming? And secondly, you guys had a very successful Project Maximus, the quality of business, the revenues has also improved, but the entire INR depreciation which is very significant has not impacted the margin outlook. So, I was just curious which are the areas where all the INR depreciation has been invested and if you can talk a little bit about that? Thank you.

Jayesh Sanghrajka

Hi Yogesh, this is Jayesh here. At the lower end of the guidance we have assumed higher deterioration in the environment and at the upper end, we have assumed improved environment, like similar to what we have done in the last year as well.

In terms of margin walk, I did give you a broad margin walk, but largely we have invested all the benefit that we got from Rupee as well as from Maximus back into the business, whether it is sales and marketing costs which has gone up by 40 basis points on a full year basis, the AI talent and the AI partnerships etc.. So, I think all of all of that has been absorbed in in the margin in the financial year.

Yogesh Aggarwal

And just a quick follow-up, you mentioned productivity pass-through impacted margins. I was just wondering why should that be the case, if there was productivity improvement?

Jayesh Sanghrajka

So Yogesh, market is competitive. As I said, the competitive intensity in the market has gone up and the productivity will get passed back to the client largely.

Yogesh Aggarwal

Right, thank you.

Moderator

Thank you. Next question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Hi, thank you. I noticed you have chosen to guide in a 200 basis point band versus a slightly wider band in the last couple of years. Is your visibility better this year versus the last few years? And furthermore, if you can dig a bit better a bit more into the guidance, as a follow-up to the previous question?

You are guiding for 2.25% organic at the midpoint approximately, which appears to be a bit of a slowdown versus the 2.4% organic in Fiscal '26. Can you maybe talk about what are the push and takes of the outlook and if you can especially elaborate on if the slowdown is because of; A, demand environment; B, structural AI deflation or; C, the impact from that one large account which is ramping down this year? Thank you.

Jayesh Sanghrajka

Yeah, so Ankur, if you look at the guidance last year we gave a 3-point guidance because the whole environment changed pretty much very close to the time when we were giving guidance, right? And we had very little clarity in terms of how that environment change on the back of tariff changes is going to impact the client behavior etc.

So where we stand today, I think there is a better clarity in terms of what happened, the environment has been like this for last few quarters and we know how clients are behaving at least at this point in time. Of course, if things change, you know, the client behavior will change, that is given always. But at this point in time from a comparative perspective we have a better clarity and better handle versus the last year.

Salil Parekh

Ankur, on the construction of the guidance, what we are seeing positive, where the changes are, Jayesh mentioned many of those points, I will elaborate. We are seeing the growth on AI services. We are seeing very good traction on that. We have started a program where we are working with large companies with a smaller footprint that Infosys has. We are expanding that quite nicely.

Then we saw the large deals, the net new was 55%. So that will contribute for the for this financial year in a significant way. And then on the other hand, there is the productivity benefits that are coming through which our clients are looking for with AI on the existing portfolios. Then Jayesh shared a couple of situations with Manufacturing, Europe, with on-site mix, there some technical factors. So those, if I add and subtract is where we came on that guidance. The environment I find is good. Our large deal pipeline is good.

The way we have done it on that AI at Investor Day, we had said, look, there is a growth side with what will be the AI. We have a couple of other growth drivers and then there is a compression side. And that is the balance that we are seeing in the past year with 3.1% and if you adjust for the one-timers from the prior year, we had a growth rate which was more than the compression we were seeing.

And this coming year, the guidance that we have started with also sees that. And then we see on the environment, how it changes improving or not improving, and then see how the year goes after that.

Ankur Rudra

Thank you for the elaboration, Salil. If I could, just a quick follow-up. What would need to happen for you to see an acceleration at the midpoint on an organic basis? Thank you.

Salil Parekh

These are things which are always more difficult to estimate, as you know well. However, the view emerging is that the situation in the Middle East may find some sort of a good resolution. Then the underlying economic trends are pretty good in the markets where we are large, so that could give rise to a more stable macro environment. Our AI traction and partnerships are good.

So those things, the first and the second accelerate, then we will see some good outcomes. But it is more of going in. We see the environment today, we have not seen some big change to give us a view that we have to do a 3-point range and so on at this stage. And overall, we see growth which is not a compression.

Ankur Rudra

Appreciate it. Thank you.

Moderator

Thank you. Next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

Hi. Thank you. I wanted to ask on the AI productivity that you are seeing here. So with the AI model advances happening as fast as they are, has the amount of productivity during compression that you are seeing changed in the current contracts relative to what you may have been seeing, say, one or two quarters ago? And can you dimension maybe the mix of the business that is directly exposed to the productivity pass-throughs versus maybe the mix of the business that is more insulated?

Salil Parekh

So, on the first one, the models and the technology is moving with great innovation. We have not seen in one or two quarters, the change that you referenced, though what we are seeing is that competitive intensity is pretty high. So every now and then, we see a competitor doing something which looks outside the range of what we think the models can do today.

So that thing we do see, but not that is just the tech in the last two quarters, meaning over the last 2 years of course there have been changes. In the terms of services exposed, I think we have not like shared that data. But I think we have shared very clearly what our service line data is and so you can make some estimates with that, I think.

Bryan Bergin

Okay. And then my follow-up on kind of how you are thinking about the overall business and headcount. Hiring extensions for fiscal '27, I think I heard you say, roughly targeting the fresher target of around 20,000 again. But do you envision a scenario where, I guess, the total head count could ultimately be down in total when the year is over. And also, if you can help talk about the subcontractor intensity that you are anticipating in the year ahead.

Salil Parekh

So on the overall headcount, first, as you pointed out, we will recruit 20,000 college graduates. That is our plan today. We have a model, which does some of it at one particular time and the rest of it throughout the year. So, we have like a variability built in if we see some changes. But what we see today, we think 20,000 looks like a good place to start.

We still have at least now we look out for this quarter, next quarter, very good demand for people, which are coming at higher levels, lateral recruitments. So, I think that will continue. We do not have a plan that the headcount will be less at the end of the year. Now we will see how the demand environment plays out, but it is not going in sort of a view that we have. We basically look at Q1, Q2 and the rest we build out on the models we have.

Jayesh Sanghrajka

On the subcon, Bryan, if you look at last few years, Subcon as a percentage of revenue has come down. Obviously, it is also a factor of the growth. So typically, we use subcons to meet the demand, which comes in immediately, we do not have the requirement, skillsets, etc. And then we backfill that through the employees, and that is a cycle that goes on.

So we do not really expect subcons to significantly change from these numbers. Over a medium-term period, we expect to maybe go down from the current level, but at this point in time, not significantly changed.

Bryan Bergin

Okay. That is helpful. Thank you very much.

Moderator

Thank you. Next question is from the line of Gaurav Rateria from Morgan Stanley. Please go ahead.

Gaurav Rateria

Hi. Thank you for taking my question. My first question is on the construct of growth. When I look at that, there are broadly three factors that comes to my mind. The first is the macro, compared to last year, it appears that the headwinds related to tariffs, etc are not there. So, there is slight improvement, which is reflected in 40% of your portfolio that you talked about. The second factor is AI services, which probably has become larger than the last year and growing faster, which again is a tailwind. And the last factor could be the deflationary impact on existing business on account of productivity savings. So the fundamental question is that the first two tailwinds look better than last year. And the growth rates in organic terms does not look better at the midpoint of guide. Is it that the deflationary impact assumed in your guidance at the midpoint is slightly higher than what you have seen in the last year?

Salil Parekh

Hi, Gaurav. This is Salil. I think what you described is the way it starts off, which is we see very strong activity on AI services. On the macro, as the year progressed last year, the situation of the tariff got better and better understood, as you know. Then when the war started, that again had a little bit of a constraining effect on the macro.

There is a general view that it is coming to a resolution, but it has not happened. So, while among the economic indicators are forecasted in a better way, it is not yet into the system in that sense. So we will see when it actually comes in. Then if you look at the couple of things that Jayesh shared on the specific , on the Manufacturing in Europe, on the specific on the onsite mix. When you put all that together, we see actually something which looks stronger in that sense to what we saw last year.

Now the compression is definitely there, I do not know if I have a sense that it is more than last year. We are definitely seeing the compression, but we also seeing the growth and that is how we are sort of dissecting it if you will.

Jayesh might have something to add.

Jayesh Sanghrajka

Yeah, so Gaurav, maybe couple of points in addition to what Salil said. If you look at last year, we started with 0% to 3% and as the visibility improved, every quarter we either tightened the band or improved the guide from where we are. The idea of guidance is to reduce asymmetry and provide a view as to where we see, what we see today. And this is what we see today.

We do have a client in Manufacturing, in Europe where we have stayed away from a deal where it did not meet our return estimations. There is some ramp-downs on that client happening because the client is going through a challenging macro environment. So that is baked in. We have also baked in the onsite mix that will impact in the guidance. The exit trajectory of onsite mix is already pretty much 40 to 50 basis points from the future year perspective.

So that is baked in in the guidance already. And the resultant is 1.5% to 3.5% guidance that that we have announced. Of course, if the visibility improves as we go through the year, we will re-look at the guidance.

Gaurav Rateria

Thank you for that detailed answer. The second question is on, the new AI services, would it be fair to say they come at a relatively higher revenue productivity than the core business and also better gross margins or not?

Lastly, Jayesh, any color on when would the wage hike cycle kick in during the current financial year? Thank you.

Jayesh Sanghrajka

So Gaurav, yes, generally the AI projects come at a better pricing and therefore it reflects in a better margin. Of course, it also has a higher cost compared to the regular projects because the talent is a premium talent at this point in time. So, it is always a factor of how much ahead of the curve you are in terms of benchmark and that is what will define the premium that you will get in the market. If you are at the benchmark level, you would not get a premium. If you are ahead of the curve, you do get a premium.

And at this point in time, if you look at the numbers in terms of deals that we are winning, we have won $15 bn deals, that kind of talks about our positioning in the market. You did see on the AI day, everything that we presented in terms of our capabilities and what clients are saying in terms of our AI capabilities. So, I think that gives us the comfort and confidence that we are in the right direction and it is also reflected in the pricing and the margins on the AI deals.

In terms of wage increases, we have not really decided the timing at this point in time. We do take multiple factors when we decide that in terms of the level of attrition that we have, when did we do the last wage increases, what the market scenario, what is the inflation etc. We will take all of those decision into consideration and decide.

Gaurav Rateria

Thank you and all the very best.

Moderator

Thank you. Next question is from the line of Sumeet Jain from CLSA India. Please go ahead.

Sumeet Jain

Yeah hi, thanks for the opportunity. So Salil, firstly wanted to check in the last two months with the latest launch of Anthropic models, have you seen increased productivity demand from the clients? I mean, you mentioned in the press conference that nothing material has changed in the last three months. Can you just specify what kind of client conversations are you having around productivity?

Salil Parekh

So there the sense I have is, the need for productivity is similar. There is some level of competitive intensity which is higher, which then leads to more demand. There are some cases where it is way outside the bound where there is not a lot of engagement then, it is something which we do not see a way of getting to, so we are not going down those paths. But those are very infrequent.

If you look at the vast majority we see, not this like big changes has come literally in the last two months or so at this stage. Now things are moving fast, productivity over time which is over multiple quarters, year, that has changed, but it is not something that suddenly has like a step change in the last two months that we have seen that.

Sumeet Jain

And can you also help throw some light in the new deals what you have signed? I mean, are the productivity levels with usage of AI tools similar to what you are in a way passing on in the existing business? Because the order book looks pretty strong on a year-on-year basis for the full year, but that is not translating into your improved organic growth in FY27.

So is it like the base business is seeing a much higher deflation than, what each one of us were expecting and with the improvement in AI models, can it actually further accelerate in the coming quarters? So, can you throw some light as to how you are seeing the market?

Salil Parekh

So there, we are not sharing the specifics on what we are seeing in the portfolio in the growth compression side as opposed to what we have shared which is our overall guidance with some of the points that Jayesh mentioned, the onsite mix, the Manufacturing vertical etc. So, I think we see with that solid growth outlook where we are keeping pace, making sure that what we are seeing in the AI services growth, some of the other areas of growth that we see, is growth which then manages the compression that we see on some of the other parts of our business.

So, we do not have a way of sharing that this is the compression, this is the gross growth and then this is the net growth, if you will.

Sumeet Jain

No got it, got it. I think that is always a difficult thing to quantify. But also if you can just flag in terms of any quantification you can give the impact of the European manufacturing client ramp-down or some competition kicking in there. And I guess Jayesh you also mentioned that the shift to more offshore will have a 40 to 50 bps impact in FY27. And I guess there were some articles around Vanguard insourcing. So if you can quantify these three things how much is the impact on your guidance in this year?

Jayesh Sanghrajka

Yeah, so Sumeet, if you look at what I said earlier, 1% impact or close 75 bps to 1% impact will come from the European client, which is combination of a deal which did not meet our returns expectation and the ramp-downs in this client through the year as the macro environment is challenging in that sector.

The 70 basis points is a reduction in onsite mix we are expecting. 40 to 50 basis points is already visible in the exit trajectory and we do, as we see forward we still believe there will be even further improvement on the onsite mix. So that will also impact the revenue growth from that perspective.

Sumeet Jain

No got it, that is very helpful and all the best. Thank you.

Moderator

Thank you. Next question is from the line of Jonathan Lee from Guggenheim Partners. Please go ahead.

Jonathan Lee

We are seeing percentage of net new deals come in at the lowest level we have seen in recent years. So, can you help us unpack whether that is a function of capability set or AI pressure impacting the demand environment or any other factor there? And can you walk us through what do you expect for a net new deals for the year given what you are seeing in your pipeline today?

Jayesh Sanghrajka

Yeah, so Jonathan, if you look at the combination of net new and the renewal, is what percentage of deals are coming in for renewal and what percentage of deals are in the pipeline from net perspective. For the full year if you look at, we did sign $15 bn of deals, 96 of them, pretty much 55% net new in that. So I think, by any stretch of imagination that is a strong performance. It is almost 28%  growth on a year-on-year basis.

Jonathan Lee

And as a follow-up, can you help us understand what transpired over the course of the quarter and how that may have tracked relative to your internal expectations? I am hoping to get a better understanding of when you may have started to see some of the outside deflationary impact or some of the down-tick in revenue realization or any other dynamics at play there?

Jayesh Sanghrajka

We do not really give a visibility in terms of what were we setting as goals or looking at plans in terms of net large deals and performance against that. I think in our view $3.2 bn is a strong performance. Yeah, we do see in some pockets some slower decision making in March, but I do not know if it has got a significant impact on the large deal sign-ups. I would not call that at this point in time.

Jonathan Lee

Appreciate the colour. Thank you.

Moderator

Thank you. Next question is from the line of Vibhor Singhal from Nuvama. Please go ahead.

Vibhor Singhal

Yeah hi, thanks for taking my question. Two questions from my side. The first question, Salil, is basically on the AI deflation or the compression part that we have been discussing a lot. So just wanted to get some color as to where do you think we are in that revenue deflation cycle? So, let us say if I were to compare it to the last digital cycle, we had revenue compression which kept kind of increase and then we reached a trough and from there basically that started coming down and along with we had incremental revenue coming from the digital business.

I would assume this cycle would pretty much follow the same model. So, while our GenAI revenue and which is for the other companies also is reporting very strong growth, the revenue compression continues to be quite substantial at this point of time. So, do you think we are already at the trough of that revenue deflation cycle? If not, I mean I know it is difficult to quantify the timeline.

So basically, are we still away, there is more deflation that you think that that might come in? Or do you think we are basically done with the worst is behind and the deflation will still continue but it might be not as much as let us say going forward as it was before? And then I have a follow-up for Jayesh.

Salil Parekh

So hi, this is Salil. On that, what we are seeing is there are different dimensions to the compression. Meaning, we are now working with clients where some of the productivity discussions were baked into the deals over the past year or so and then you have a multiple year outlook. So, all of that will not happen on the first year, it goes through it.

So, the actual compression will be dependent on the mix, first year deal, second year deal and so on. We have not got a sense of where we are on that path, but we have a sense of like what the foundation models and other tools are able to support and use that as a basis for what, we are doing with forward deals like three-year, five-year deals and so on.

But on that sort of a scenario, we do not have a view that we can share on like where that path is. But we are definitely very clear on where, like when working with the foundation model and tools, what is possible, where is it effective, different models or different tools are more relevant for different parts of the AI work that we are doing with clients. That we are very I would say close to.

Vibhor Singhal

Got it. If I may just extend a bit on that. So, let us say the deals that we are signing at this point of time, you mentioned many of them have that productivity benefit already baked in or let us say built into the original deal. But as the cycle evolves, are we also seeing let us say deals which we had signed let us say maybe 6 months ago or 12 months ago and there the client has come back and asked for incremental productivity benefits to be passed?

I am talking about the recent deals, not the earlier deals. I am sure the earlier deals are seeing that kind of a response sometime. But in these in recent deals also are we seeing that kind of a movement in our conversations?

Jayesh Sanghrajka

So Vibhor, I do not think we have seen, scenarios where what we signed few months back, a client has come back and asked us, different productivity to be baked in again. What Salil was talking about when a deal comes up for bid or when you are bidding for a new deal.

Vibhor Singhal

Right. Got it. Sure. Just one last question for you, Jayesh. In terms of the margins, I think this quarter had a very good tailwind from the INR depreciation. Now we know that for a long the industry has moved matured to a state where rupee depreciation does not lead to much of margin expansion over the medium to long term.

But we have generally seen a temporary quarterly bump up in margins because of INR depreciation. Has that benefit also kind of stopped trickling in because not just for us but for most of the players in the industry, we are not seeing any kind of a margin expansion, in this quarter specifically, is it that those benefits are being invested somewhere else or is it that those benefits have stopped accruing at all and those are being passed to the client immediately?

Jayesh Sanghrajka

So, two points there, Vibhor. Generally, I mean, you do have rupee benefit that sometimes gets offset by or most of the times gets offset by cross-currency headwinds. Because when US dollar appreciates, it appreciates against most currencies and that kind of offset each other. And your portfolio of non-US as it grows, that offset becomes larger and larger, across us and across the industry also you would have seen that.

I mean there were times when the US used to be 70-75 plus percentage. That obviously has gone down significantly and therefore the headwinds from the other currencies comes in.

If you look at this quarter specifically for us as I called out in the margin walk, there was close to 50 basis points of headwind that that we got because of amortization of one of the acquisition related intangibles. Last quarter we had a 30 basis points gain, so in a way these two went into two different directions for us in terms of margin impact, both became a headwind. And then 20 basis points on account of employee related costs. So, all of those were headwinds that were offset by 40 basis points from currency and 30 basis points from Maximus.

Vibhor Singhal

Got it. Great. Thank you so much for taking my questions and wish you all the best.

Jayesh Sanghrajka

Thank you.

Moderator

Thank you. Next question is from the line of Abhishek Pathak from Motilal Oswal. Please go ahead.

Abhishek Pathak

Yeah. Hi Salil, so I had a question around, the deals that we left on the table. We saw similar comment from one of your peers as well. So just curious sort of what is happening over here, are we being disrupted by let us say leaner, more AI native sort of companies who are pricing the deals very low by the delivery model changing, or is this a race to the bottom from traditional vendors who are just essentially creating a pricing, creating irrational pricing?

So very curious as to, what is happening here and over the next two-to-three-year period do you think, the industry needs to find, newer leaner models to sort of, price the deals and how much is possible to kind of change over here in the short term? Thank you.

Salil Parekh

So there, I mean, it is not that this is something widely prevalent. We do see sometimes a particular competitor doing pricing which seems unusual, but this is something that has happened, over the course of the years for different reasons. Just now it may be linked with the client's mind to AI productivity, at other times it is got other things.

So, I do not see that it is something which is across everything. At the end, we had 96 deals with close to $15 bn in large deals for last year, so it is a very broad-based robust outcome, plus the pipeline is pretty good. But there are anecdotal things where some of the productivity thing looks out of the range and we see with what is possible with what we have understood with some of the foundation models. So, it is more of that sort of a comment, we do not see that as being a sort of trend of some sort.

Abhishek Pathak

Understood. Thank you so much and all the best.

Moderator

Thank you. Next question is from the line of Keith Bachman from BMO Capital. Please go ahead.

Keith Bachman

Hi, thank you very much. I have two questions. The first question is related to pricing. And I wanted to understand the context of how pricing competitiveness has changed. And you started the answer on the last question and really A, is it more competitive today than it has been over the last couple years? But B, the spirit of the question is my understanding when some of your competitors are getting more aggressive on pricing, they are introducing cost curves associated with the deployment of AI that may have more uncertainty surrounding those cost curves because this is new technology. And we are I think everybody is trying to figure out what it can and cannot do at the current level. So, does that introduce incremental risk in how you are philosophically thinking about pricing, if you could just talk a little bit about pricing dynamics with the introduction of AI? And I do have a follow-up.

Salil Parekh

I will start on that pricing point. The way we are seeing it is the point you made about competitive intensity, we do see there is increased intensity. If you look at last financial year, we had a growth, some other players had negative revenue. So, one can imagine some of that sort of a scenario. In pricing, it is actually Jayesh will talk a little bit about it, I think overall realization is better in the year than we have seen before. So maybe the execution is better and the portfolio at least we feel is less risky in that sense. So I do not think we have what I think if I understood well what you were describing, yeah.

Jayesh Sanghrajka

If I can just add to what Salil was saying. If you look at little elevated level, despite the softer volume through the year most of our growth came from the realization. That reflects in what we have been able to get on the back of AI, that reflects in the value that we are creating for our clients. And to some extent that also reflects the contribution from Project Maximus through the lean automation, value-based selling and all of those tracks, right.

So that is given. If you look at despite the competitiveness in the market, despite all of that, we have been able to maintain our margins for the year. We have invested back in the business, 50 basis points and or 40-odd basis points in sales and marketing, the AI talent that we are building, the AI capabilities that we are building, all other AI related investments. So, all of that has been absorbed in the margin while keeping margin constant.

Keith Bachman

Okay, okay. Let me ask my second follow-up question. And it also speaks to or questions the growth algorithm. And I am trying to understand how the growth algorithm may change from a volume perspective given the AI efficiency gains on the supply side. And the way I think about it is, I have had this we have had this conversation before with one of your competitors, if you are trying to grow at 3% in the past years. You might have to grow volumes by 5% or 6% to get to 3% growth.

And one of your competitors suggested that volume variance may need to double because of the efficiency gains to get to the same revenue growth trajectory. And I just wanted to see if you could think about how is the growth algorithm on a volume basis different today because of those AI efficiency gains as you look out over the next 12 months versus what the what it is been over the last couple years?

Jayesh Sanghrajka

Keith, the reality is we do see as Salil was saying earlier, we do see some deflation from our existing services, right? And part largely part of that is getting offset by the new services, the new AI-driven services. Overall at this point in time, the volumes for the last year has remained flattish. And as we go forward, we continue to see volumes to remain flatter or marginally positive as what we have baked in the guidance at this point in time, which is reflected in the lower end. On the upper end as I said earlier, we have expected better macro environment which would reflect in better volumes.

Keith Bachman

Okay, got it. All right, many thanks. Good luck.

Moderator

Thank you. Next question is from the line of Apurva Prasad from Franklin Templeton. Please go ahead.

Apurva Prasad

Hey hi, any comments on the direction of the onsite mix? I am trying to understand if the AI compression or just AI embedded in services and contract structures, is that impacting the delivery mix?

Jayesh Sanghrajka

No Apurva, I think it is multiple factors. Little bit of the environment, little bit of the visa situations in some of the countries, little bit of our own initiative to deliver more from offshore. So, I think it is a combination of all of that. Sorry just to add, the discretionary spend has also come down which generally needs higher onsite.

Apurva Prasad

Okay. And for FY27, the onsite exit should be similar and third-party cost I think you said will be similar next year versus this?

Jayesh Sanghrajka

Third-party cost , I did say that earlier, we expect it to be in the similar range. FY27 exit is difficult to project at this point in time as I said, the FY26 exit itself gives us approximately 40-50 basis points of lower onsite mix and we think trend will continue to some extent. But it is very difficult to predict what will be FY27 exit.

Apurva Prasad

Sure, thank you.

Moderator

Thank you very much. Ladies and gentlemen, we will take that as a last question. I will now hand the conference over to the management for closing comments.

Salil Parekh

Thank you. First thanks everyone for joining. Just want to share a quick summary. We had a strong FY26 3.1% growth, 21% margin, very good large deals, close to $15 bn. We have a growth guidance for the coming year. We have a mix of growth drivers and compression. Overall growth guidance and adjusting for some of the one-off technical factors, a larger growth like-for-like basis. The AI services approach and strategy, I think we have laid out is resonating with our clients very well.

We see all of the six areas in our pipeline, very good partnerships with the AI foundation model companies and other tool companies. With all of that, we look ahead to a strong successful year in this coming year and look forward to catching up with all of you in the next quarterly call. Thank you, take care.

Moderator

Thank you very much members of the management. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference call. Thank you for joining us. And you may now disconnect your lines. Thank you.